Filed by Constellation Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

On June 2, 2026, Jindalee Lithium Limited (“Jindalee”) (ASX: JLL) issued the following press release on its website: https://investorhub.jindaleelithium.com/link/rkEbzy

The press release was as follows:

US Elemental Files S-4 Registration Statement

US Elemental has filed a Form S-4 registration statement with the SEC in connection with the proposed business combination with Constellation

Filing commences the SEC review process and represents a key step toward completion of the US Elemental transaction

Transaction remains on track for completion 2H 2026, with JLL expected to retain a >80% interest in US Elemental assuming a US$20-30M PIPE capital raise

US project activity accelerates ahead of significant 2H 2026 work program

Transaction expected to result in US Elemental listing on NASDAQ under ticker “ULIT”

Engage with this announcement at the Jindalee Investor Hub.

Jindalee Lithium Limited (Jindalee, the Company; ASX: JLL, OTCQX: JNDAF) is pleased to advise that US Elemental Inc. (US Elemental) has filed a Form S-4 Registration Statement (S-4) with the US Securities and Exchange Commission (SEC) in connection with the previously announced business combination agreeement1 (Transaction) with Constellation Acquisition Corp. I (Constellation) (OTCPK: CSTAF), a publicly traded special purpose acquisition company (SPAC) sponsored by an affiliate of Antarctica Capital, LLC (Antarctica). Under the Transaction, US Elemental is expected to become a NASDAQ-listed company holding Jindalee’s US assets, traded under the ticker “ULIT.”

Upon completion, HiTech Minerals Inc. (HiTech), Jindalee’s currently wholly owned US operating subsidiary, will become a wholly owned subsidiary of US Elemental; HiTech owns 100% of the McDermitt Lithium Project in Oregon, one of the largest known lithium resources in the US (McDermitt, Project)2. Jindalee is expected to retain a majority interest of 80% or more in US Elemental at completion, subject to customary adjustments. The Transaction is subject to approval by Constellation and Jindalee shareholders, the declaration of the S-4 as effective under US securities laws, and other customary requirements.

Jindalee will host a live investor webinar to discuss the S-4 filing, the proposed US Elemental Transaction and next steps for McDermitt. Investors can register at: https://bit.ly/4wXVyp0 (further details below).

Transaction Milestone and SEC Review Process

Filing the S-4 is a significant milestone in the progress of the Transaction. Preparation of the document required completion of PCAOB standard audits of HiTech - the US public company audit standard required for a NASDAQ listing - as well as a US standard S-K 1300 technical report for the McDermitt project. The S-4 serves as the combined registration statement and proxy statement/prospectus and contains comprehensive disclosure about US Elemental, the Transaction terms, financial statements, risk factors, and McDermitt.

With the S-4 filed, the SEC review process is now underway. The review typically involves the SEC providing written comments, followed by company responses and, where appropriate, amended filings, before the S-4 is declared effective. The SEC review is expected to represent the critical path to transaction close. Once the S-4 is declared effective, the proxy/prospectus can be dispatched to Constellation shareholders, the Constellation shareholder vote scheduled, and the Transaction can proceed to closing, subject to the remaining conditions, including NASDAQ listing approval.

Jindalee shareholders will be asked to approve the Transaction at a General Meeting to be held on 30 June 2026, pursuant to the recently announced notice of meeting3. The Transaction remains on track to close in 2H 2026.

PIPE Marketing and Investor Engagement

As described in the S-4, the parties intend to raise approximately US$20–30 million in a Private Investment in Public Equity (PIPE) as part of the Transaction, with the S-4 providing comprehensive US public-company-standard disclosure. PIPE marketing is continuing and the Company expects the S-4 filing to support further investor engagement over the coming months.

On 8 May 2026 Jindalee announced a placement and entitlement offer to raise up to A$11M4. The A$8.4M initial placement has closed and included participation from US-domiciled institutional investors with SPAC transaction experience and reflects the strong investor interest in the Transaction as it advances toward close. The entitlement offer to eligible Jindalee shareholders is now expected to close on 12 June 20266, unless extended5.

Project Updates

Drill Tender Completed - 2H 2026 Infill Drilling Program

Following the completion of initial placement, the Company has completed a competitive drill tender for the 2H 2026 infill drilling program at McDermitt and is in the process of negotiating commercial contracts with preferred service providers. Drilling is expected to commence in 3Q 2026.

Magnesium Testwork

The next phase of the McDermitt magnesium value optimisation program is now underway, with testwork progressing and initial results expected in 3Q 2026. The program is evaluating downstream processing routes to produce higher-value magnesium compounds, with the aim of positioning McDermitt as a potential dual product lithium and magnesium project.

Investor Webinar

Jindalee will host an investor webinar on 3 June 2026 at 9/11am (AWST/AEST) to provide an overview of the S-4, the proposed business combination with Constellation and the expected timetable to completion. To attend, please register via: https://bit.ly/4wXVyp0. The Company also encourages participants to send questions in advance to Corporate Storytime via email: info@corporatestorytime.com.

Commenting on the S-4 filing, Jindalee Managing Director and Chief Executive Officer Ian Rodger said: “Filing the S-4 is a major milestone and reflects a significant body of work by our team and advisers, including completing PCAOB audits and a US standard technical report for McDermitt. We are now firmly in the execution phase of the Transaction, with the SEC review process underway and our 2H 2026 target for close very much intact. We are also actively working toward raising additional PIPE capital, with the S4 providing comprehensive US public-company-standard disclosure for potential PIPE investors. We look forward to updating the market as the Transaction progresses.

In the meantime, Jindalee’s recent capital raise allows us to move ahead with planned drilling at McDermitt and magnesium testwork which provides the potential for a dual lithium and magnesium product stream, allowing us to add value to McDermitt while the Transaction reaches completion.”

For further information please contact:

IAN RODGER		LINDSAY DUDFIELD
Managing Director and Chief Executive Officer		Executive Director
T:	+ 61 8 9321 7550	T:	+ 61 8 9321 7550
E:	enquiry@jindaleelithium.com	E:	enquiry@jindaleelithium.com

References

1.	Jindalee Lithium ASX announcement 09/04/2026: “JLL Signs BCA to List McDermitt on NASDAQ”

2.	Jindalee Lithium ASX announcement 19/11/2024: “McDermitt PFS Demonstrates Multi-Decade Competitive Source of US Lithium Carbonate”

3.	Jindalee Lithium ASX announcement 29/05/2026: “Notice of General Meeting/Proxy Form”

4.	Jindalee Lithium ASX announcement 08/05/2026: “Strongly Supported Placement and Entitlement Offer to Raise up to A$11M”

5.	Jindalee Lithium ASX announcement 18/05/2026: “Dispatch of Prospectus and Ineligible Shareholder Letters”

6.	Jindalee Lithium ASX announcement 02/06/2026: “Entitlement Offer - Extension of Closing Date”

About Jindalee

Jindalee Lithium is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. The Company completed a Pre-Feasibility Study2 (PFS) in November 2024 confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy. As a deeply undervalued lithium developer, Jindalee presents a compelling investment opportunity ahead of the next lithium market upcycle.

Competent Persons Statement

The Company confirms that it is not aware of any further new information or data that materially affects the information included in the original market announcements by JLL listed above, and in the case of estimates of Mineral Resources, production targets, Ore Reserves and forecast financial information, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. To the extent disclosed above, the Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Forward-Looking Statements

This document may contain certain forward-looking statements. Forward-looking statements include but are not limited to statements concerning Jindalee Lithium Limited’s (Jindalee’s) current expectations, estimates and projections about the industry in which Jindalee operates, and beliefs and assumptions regarding Jindalee’s future performance. When used in this document, the words such as “anticipate”, “could”, “plan”, “estimate”, “expects”, “seeks”, “intends”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although Jindalee believes that its expectations reflected in these forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Jindalee and no assurance can be given that actual results will be consistent with these forward-looking statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of the Company following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental and HiTech Minerals (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of the Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Registration Statement or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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